FOR IMMEDIATE RELEASE

                                                                  April 25, 2007
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Hiroshi Nakamura
(Executive Officer and
Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


                  Announcement with Respect to Share Repurchase
          (Pursuant to the Articles of Incorporation in accordance with
                  Article 459, Paragraph 1 of the Company Law)

Tokyo -April 25, 2007 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to repurchase its shares pursuant to the Articles of Incorporation in accordance with Article 459, Paragraph 1 of the Company Law under the terms set forth below.

1. Reason for share repurchase
     To improve capital efficiency and to implement capital policies responsive to the Company's operating environment.

2. Scope of share repurchase
(1) Class of shares to be repurchased                Common stock
(2) Aggregate number of shares to be repurchased     Up to 3.6 million shares
                                                     (1.8% of the total issued
                                                     and outstanding shares)
(3) Aggregate price of shares to be repurchased      Up to 20 billion yen
(4) Period for share repurchase                      From April 26, 2007 to
                                                     June 20, 2007


(For Reference)  Treasury stock held by the Company as of March 31, 2007

(1) Number of the total issued and outstanding shares
    (excluding treasury stock)                                187,650,285 shares
(2) Number of treasury stock                                   11,916,485 shares